

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of STOCKSHIELD, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STOCKSHIELD, LLC (the "Company") as of June 30, 2020, the related statements of operations, changes in members' equity, and cash flows for the period April 1, 2019 through June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period April 1, 2019 through June 30, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
September 25, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle



STOCKSHIELD, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash	$	161,904
Prepaid expenses		12,632
U.S. Treasury Note owned, at fair value		20,536
Security deposits		1,982
Furniture and equipment at cost,		
less accumulated depreciation of $5,101		1,479
Total assets	$	198,533

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,615
SBA loan payable		25,081
Total liabilities		37,696
Commitments and contingencies		-
Members' equity		160,837
Total liabilities and members' equity	$	198,533

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

StockShield, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Connecticut, Illinois, Minnesota, Missouri, New York, Ohio, Pennsylvania, and Utah. The Company develops and distributes proprietary financial risk management capabilities, including the Stock Protection Trust, Deferred Compensation Protection Trust, and ESOP Protection Trust.

A. Pursuant to legislation adopted by the State of Connecticut that took effect January 1, 2014, StockShield Inc. ("StockShield") converted on December 31, 2014, from a Connecticut corporation to a Connecticut limited liability company (as converted, "StockShield, LLC" the "Company") by filing a certificate of conversion with the Connecticut Secretary of State. The common and preferred shareholders (collectively, the "Shareholders") of StockShield Inc. contributed their common and preferred stock to a newly-formed Delaware corporation ("StockShield Holdings") in exchange for equivalent common and preferred shares of StockShield Holdings.

B. The amended limited liability company operating agreement for the Company provides for Class A Units (that were issued to StockShield Holdings and represent the indirect ownership interest in the business by the Shareholders) and Class B Units (issued to Hales Partners, LLC). Hales Partners, LLC has invested $1.5 million in StockShield, LLC in exchange for Class B Preferred Units in StockShield, LLC accruing at a rate of 8% per annum ($525,662 as of June 30, 2020). In addition, on January 31, 2018, Hales Partners and other investors purchased $1 million of Class C Units which are also accruing at a rate of 8% per annum ($119,343 as of June 30, 2020).

Recently Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and other Regulation
The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members and is reported on their respective individual tax returns. Accordingly, no provision is made for income taxes in the financial statements. The Company may, however, be subject to other taxes for doing business in a particular state.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

3. REVENUE RECOGNITION

The primary revenue stream is referred to as placement fee income earned on sale of each certificate through the best efforts of the broker-dealer. The Company is paid, as a placement fee, a cash commission equal to between 1% and 2% of the aggregate notional amount being protected as agreed per the terms of the Offering Documents. The aggregate notional amount is the amount of the underlying stock position or non-qualified deferred compensation exposure protected by the Certificates sold by the Company.

Revenue is recognized upon the closing of the sale of the certificates, defined in our Offering Documents as the closing date being the time when the risk pool is successfully organized and funded.

4. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $169,173, which was $164,173 in excess of the FINRA minimum net capital requirement of $5,000 and the Company's ratio of aggregate indebtedness ($12,615) to net capital was .07 to 1.

5. FURNITURE AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and equipment	$ 6,580	5
Total cost of furniture and equipment	6,580	
Less: accumulated depreciation	(5,101)	
Furniture and equipment, net	$ 1,479	

Depreciation expense for the period ended June 30, 2020, was $1,562.

6. FAIR VALUE – DEFINITIONS AND HIERARCHY

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements. At June 30, 2020, all of the Company's investments are considered Level 1 financial instruments.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no such events that require recording or disclosure in the financial statements, except as stated below.

Subsequent to year end, but prior to the issuance of these financial statements, the Company began the process of issuing additional investment shares for a total of $100,000.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

As of June 30, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has not issued any guarantees at June 30, 2020 or during the fifteen month period then ended.

9. LEASES

In February 2016, the FASB issued ASC Topic 842, Leases, which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company for the period ending June 30, 2020. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

10. SBA LOAN PAYABLE

The recent worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on financial markets and the overall economy. In the event such an impact occurs and lasts for a sustained period of time, the operations and financial performance of the Company may be adversely affected.

In April 2020, the Company entered into a long-term loan agreement through the Small Business Administration (SBA) Paycheck Protection Program (PPP) underwritten by U.S. Bank in the amount of $25,081. The Company has assessed the provisions to qualify for loan forgiveness under the program and anticipates that loan forgiveness will be granted. If the loan is not forgiven, in whole or in part, then repayment of the unforgiven amount plus interest accrued at 1% per annum will be due in April 2022. Payments are deferred for a year, and the unforgiven portion of the loan is payable over two years after the deferment period.